

November 14, 2014

Via E-mail
Laurence Wainer
Chief Executive Officer
Blow & Drive Interlock Corporation
137 South Robertson Boulevard
Suite 129
Beverly Hills, CA 90211

> **Re:** **Blow & Drive Interlock Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 30, 2014**
> **File No. 333-196472**

Dear Mr. Wainer:

We have reviewed your responses to the comments in our letter dated October 15, 2014 and have the following additional comments.

Signatures, page 35

1. We note your response to our prior comment 6 and reissue. Please revise so that there are only two sets of signatures instead of three. The second set of signatures should be signed by your principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors, and should conform with the language in the Signatures section of Form S-1, which requires the registration statement to be "signed by the following persons in the capacities and on the dates indicated." In this regard, we note your disclosure that "the registrant has been signed by the following persons in the capacities and on the dates indicated." Also, if an individual is signing in more than one capacity, please indicate each capacity in which he is signing. We note currently that no one is signing as the controller or principal accounting officer.

Exhibit 5.1

2. We note that your legal opinion is addressed to a staff attorney. The legal opinion should be addressed to the company. Please revise. Please also include a conformed signature to the legal opinion.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Via E-mail
        James Cassidy
        Cassidy & Associates